
October 5, 2023

Graham Purdy
Chief Executive Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, Kentucky 40229

> **Re: Turning Point Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 2, 2023**
> **File No. 333-274825**

Dear Graham Purdy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing